UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Pyxus International, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
74737V205
(CUSIP Number)

Colin J. Daniels, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,033,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,033,340
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,033,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14		TYPE OF REPORTING PERSON PN, IA

1		NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,033,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,033,340
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,033,340
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14		TYPE OF REPORTING PERSON PN, HC

1		NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,033,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,033,340
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,033,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14		TYPE OF REPORTING PERSON OO, HC

ITEM 1.  Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Shares”), of Pyxus International, Inc. (formerly known as Pyxus One, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 8001 Aerial Center Parkway, Morrisville, North Carolina 27560.
ITEM 2.  Identity and Background.
(a), (c), (f)
This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):
i.
Monarch Alternative Capital LP (“MAC”), a Delaware limited partnership, as investment advisor to a variety of funds (such funds collectively, the “Monarch Funds”), with respect to the Shares beneficially owned by it by virtue of the authority granted to it by the Monarch Funds to vote and dispose of the securities held by such Monarch Funds. The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds.

ii.	MDRA GP LP (“MDRA GP”), which is the general partner of MAC, with respect to Shares indirectly beneficially owned by virtue of such position; and
iii.	Monarch GP LLC (“Monarch GP”), which is the general partner of MDRA GP, with respect to Shares indirectly beneficially owned by virtue of such position.

MAC, MDRA GP and Monarch GP are sometimes collectively referred to herein as the “Reporting Persons.”

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto (the “Scheduled Persons” and each a “Scheduled Person”).
(b)
The address of the principal business and principal office of the Reporting Persons is 535 Madison Avenue, New York, New York, 10022.
Annex A hereto sets forth the principal business address of each Scheduled Person.
(d)
During the past five years, none of the Reporting Persons has (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Annex A hereto) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, any of the persons listed on Annex A hereto) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
ITEM 3.  Source and Amount of Funds or Other Consideration.
In connection with the Issuer’s emergence from chapter 11 protection and in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 of the Bankruptcy Code, Old Pyxus (as defined below) distributed a total of 25,000,000 Shares held by Old Pyxus (i) to holders of Allowed Second Lien Notes Claims (as defined in the Plan) and (ii) in satisfaction of the Second Lien Notes RSA Fee Shares (as defined in the Plan), in satisfaction of the Backstop Fee Shares (as defined in the Plan), and on account of the Exit Facility Shares (as defined in the Plan).
As described in Item 4 below, on August 24, 2020, the Reporting Persons acquired beneficial ownership of the Shares held by the Monarch Funds pursuant to the Plan (as defined below), which became effective on August 24, 2020 (the “Effective Date”).  On the Effective Date, by operation of the Plan, the Second Lien Notes (as defined in the Plan) held by each of the Monarch Funds were cancelled and the Monarch Funds received their portion of the Shares issued to holders of Allowed Second Lien Notes Claims.  Additionally, on the Effective Date, the Monarch Funds (through an affiliate) loaned amounts to the Issuer under the Exit Term Facility (as defined in the Plan) and received a proportional amount of the Exit Facility Shares (as defined in the Plan) pursuant to the terms of the Plan.  Finally, the Monarch Funds received their respective proportional amounts of the Second Lien Notes RSA Fee Shares and the Backstop Fee Shares.  No borrowed funds were used to purchase the Shares.  Capitalized terms not defined in this Schedule 13D have the meanings assigned to them in the Plan.
ITEM 4.  Purpose of Transaction.
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated into this Item 4 by reference.
As described in the Current Report on Form 8-K filed by the Issuer on August 24, 2020, Old Holdco, Inc. (formerly known as Pyxus International, Inc.) (“Old Pyxus”) and its former subsidiaries Alliance One International, LLC, Alliance One North America, LLC, Alliance One Specialty Products, LLC and GSP Properties, LLC (collectively with Old Pyxus, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement a prepackaged chapter 11 plan of reorganization in order to effectuate a financial restructuring of the Debtors’ debt.

On August 21, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) pursuant to the Bankruptcy Code, which approved and confirmed the Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Pyxus International, Inc. and Its Affiliated Debtors (as supplemented and amended, the “Plan”). The foregoing description of the Confirmation Order and Plan do not purport to be complete and are qualified in their entirety by reference to the full text of the Confirmation Order and Plan, filed as Exhibit 2.1 and Exhibit 2.2, respectively, to the Current Report on Form 8-K filed by the Issuer on August 24, 2020.
On the Effective Date, the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. In connection with the satisfaction of the conditions to effectiveness set forth in the Confirmation Order and the Plan, Old Pyxus completed a series of transactions pursuant to which the business assets and operations of Old Pyxus were vested in a new Virginia corporation, Pyxus Holdings, Inc. (“Pyxus Holdings”), which is an indirect subsidiary of the Issuer, a newly formed Virginia corporation which has been named Pyxus International, Inc.
On the Effective Date, the Reporting Persons collectively received 24.1% of the Shares issued as of the Effective Date under the Plan and the right to appoint two members to the board of directors of the Issuer (the “Board”) as further described in the Plan and the Shareholders Agreement, which was filed as Exhibit 4.2 on the Current Report on Form 8-K filed by the Issuer on August 24, 2020.
The Reporting Persons have initially appointed Patrick Fallon to the Board pursuant to such board appointment right and have not appointed the second director at this time, but intend to do so following the completion of an evaluation process. In addition, pursuant to the Shareholders Agreement and as further described therein, the Reporting Persons are entitled to and intend to participate in the nomination of two independent directors to the Board.
Except as set forth herein, the Reporting Persons have no other present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Shares of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.
(a) and (b)
The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference. Unless otherwise indicated, the percentages used in this Schedule 13D are calculated based upon 25,000,000 outstanding Shares.  Each of the Monarch Funds has delegated beneficial ownership of the Shares held by such Monarch Fund to MAC, and thus, no such Monarch Fund has the ability to vote or dispose of the Shares held by it absent a decision to do so by MAC.
 (c)
Other than as reported in Item 4, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.
(d)
Other than the Monarch Funds, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.
(e)
Not applicable.
ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference.
On the Effective Date, the Issuer entered into a Shareholders Agreement (the “Shareholders Agreement”), among the Issuer and the investors listed therein, each other beneficial owner of the Shares as of the date of the Shareholders Agreement deemed to be a party thereto pursuant to the Plan and other persons that may from time to time become parties thereto (collectively, the “Investors”). The Shareholders Agreement provides that each of Glendon Capital Management LP (together with its affiliates, the “Glendon Investor”) and MAC (together with its affiliates, the “Monarch Investor”) shall be entitled to nominate two individuals to serve on the seven-member board of directors of the Issuer so long as it beneficially owns at least 20% of the outstanding Shares, or one individual to serve as such a director if it beneficially owns fewer than 20% of the outstanding Shares but at least 10% of the outstanding Shares.

The Shareholders Agreement provides that the Investors shall take all necessary action to elect such nominees of each of the Glendon Investor and the Monarch Investor as directors, as well as the election of the chief executive officer of the Issuer as a director and other individuals qualifying as independent directors to be selected by Investors that beneficially own 5% or more of the outstanding shares of common stock of the Issuer, as determined by a majority of the shares of the Issuer’s common stock beneficially owned by such Investors. The Shareholders Agreement provides that the chairperson of the board of directors of the Issuer is to be elected by a majority of the directors that had been nominated by the Glendon Investor (the “Glendon Directors”) and those that had been nominated by the Monarch Investor (the “Monarch Directors”), with the chairperson of such board to be elected by the board of directors of the Issuer if the Glendon Directors and Monarch Directors are together fewer than three in number or fail to appoint a chairperson. The Shareholders Agreement also includes provisions for the removal and replacement of the Glendon Directors at the request of the Glendon Investor and the removal and replacement of the Monarch Directors at the request of the Monarch Director, as well as provisions with respect to the calling and quorum of meetings of the board of directors of the Issuer, membership of committees of the board of directors of the Issuer and compensation and insurance of members of the board of directors of the Issuer.
The Shareholders Agreement also provides for tag-along rights for Investors beneficially owning 1% or more of the outstanding shares of the Issuer’s common stock (the “1% Investors”) upon the transfer by an Investor or group of Investors of 20% or more of the outstanding shares of the Issuer’s common stock, drag-along rights upon the transfer of shares by an Investor or group of Investors of 50% or more of the outstanding shares of the Issuer’s common stock, rights of first offer with respect to the transfer by an Investor, subject to certain exceptions, of 1% or more of the outstanding shares of the Issuer’s common stock, pre-emptive rights to the 1% Investors upon issuance of new securities by the Issuer, and demand and piggyback registration rights.
The Shareholders Agreement includes the agreement of the Investors not to transfer shares of common stock of the Issuer (i) in violation of federal and state securities laws, (ii) in a transfer that would cause the Issuer to be regarded as an “investment Issuer” under the Investment Issuer Act of 1940, as amended, (iii) in a transfer, at any time that the Issuer is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, that would cause the number of holders of the Issuer’s common stock to exceed specified thresholds, or (iv) in a transfer that is, to the knowledge of the transferor after reasonable inquiry, (A) to any specified competitor of the Issuer or (B) to a person that would become either a beneficial owner of 5% of the outstanding common stock of the Issuer or a “5-percent shareholder” within the meaning of Section 382 of the Internal Revenue Code and the regulations promulgated thereunder (collectively, a “5% Holder”). The Shareholders Agreement provides that the board of directors may waive these restrictions, provided that any waiver of the restriction with respect to a person that would become a 5% Holder upon such transfer may be waived only if the transferee enters into a joinder agreeing to be bound by the Shareholders Agreement.
The foregoing description of the Shareholders Agreement do not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, filed as Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on August 24, 2020.
In addition to the Reporting Persons’ beneficial ownership of Shares, the Monarch Funds currently hold (and may continue to hold) bank loans under the Issuer’s Exit Facility, as well as the Issuer’s first lien bonds.  Such positions are beneficially owned by the Reporting Persons.  The Reporting Persons will share, among themselves, beneficial ownership with respect to any such debt positions, and may purchase or sell such debt instruments (or other debt instruments issued from time to time by the Issuer) at any time, and may also seek to exercise their rights as debtholders under the relevant agreements or indentures, as well as applicable law.

ITEM 7.  Material to be Filed as Exhibits.
The following documents are filed as exhibits to this Schedule 13D:
Exhibit Number	Description of Exhibit
1	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 2, 2020
2	Confirmation Order, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed August 24, 2020 (File No. 001-13684)
3	Plan of Reorganization, incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed August 24, 2020 (File No. 001-13684)
4	Shareholders Agreement, incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed August 24, 2020 (File No. 000-25734)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 2, 2020

Monarch Alternative Capital LP

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MDRA GP LP
By: Monarch GP LLC, as general partner

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Monarch GP LLC

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

ANNEX A
GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS
The following tables set forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.
Monarch Alternative Capital LP
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Adam Sklar	535 Madison Avenue New York, NY 10022	Managing Principal	USA
MDRA GP LP
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Monarch GP LLC
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer	USA
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal	USA
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal	USA